Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

June 21, 2013

OVERNIGHT DELIVERY AND EDGAR

Kieran Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Flexible Investment Income Fund

Registration Statement on Form N-2

File Nos. 333-187712 and 811-22820

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Flexible Investment Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on June 25, 2013 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN FLEXIBLE INVESTMENT INCOME FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

June 21, 2013

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Kieran G. Brown

Nuveen Flexible Investment Income Fund

Registration Statement on Form N-2

File Nos. 333-187712 and 811-22820

Dear Mr. Brown:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on April 4, 2013 and the Preliminary Prospectus filed May 24, 2013, began on May 24, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 52,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters for the common shares of Nuveen Flexible Investment Income Fund (the “Fund”), hereby joins in the request of the Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on June 25, 2013, or as soon thereafter as practicable on that date.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Vice President